

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 22, 2010

Tina McKnight, Esq.
Secretary and General Counsel
New Power-One, Inc.
740 Calle Plano
Camarillo, California 93012

> **Re: New Power-One, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 16, 2010**
> **File No. 333-165533**

Dear Ms. McKnight:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please submit as correspondence on EDGAR your response to prior comment 5.

Why is Power-One proposing the Reorganization?, page 2

2.   With a view toward disclosure, please describe the "recent, routine investment transactions by certain institutional investors" to which you refer in the disclosure revised in response to prior comment 1. Also explain how these transactions led you to conclude that "it is becoming increasingly likely" that a transaction could

occur that risks the loss of some NOLs. Finally, we note your statement that the recent transactions could put "some" of your NOLs at risk of loss. Please clarify the portion of your NOLs that is at risk by the transactions you reference.

Undertakings, page II-2

3.   We note your response to prior comment 6; however, your response relates only to Item 512(g) and does not address Item 512(a) that was specifically referenced in our previous comment. Therefore, we reissue the comment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3625 with any questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax): Jennifer Bellah Maguire, Esq.